CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com


04030932

Our Ref: CSA/CPA6/5(e)

14th June 2004

By Registered Airmail


JUN 21 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose for filing a copy of the revised Memorandum and Articles of Association of the Company, which was approved at the Annual General Meeting of shareholders held on 12th May 2004.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K (w/e)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc


oneworld member

Amended Memorandum

AND

New Articles of Association

OF

CATHAY PACIFIC AIRWAYS LIMITED

. . . .

Incorporated the 18th day of October, 1948


CATHAY PACIFIC

Reprinted including amendments up to and inclusive of 12th May, 2004

COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

CATHAY PACIFIC AIRWAYS LIMITED

Incorporated the 18th Day of October, 1948

File No.: 2672



The Companies Ordinance

Certificate of Incorporation

(Issued Pursuant to Section 305(1))

I Hereby Certify that

Cathay Pacific Airways Limited

was incorporated in Hong Kong under the Companies Ordinance, 1932,

as a company limited by shares on the Eighteenth day of October

One Thousand Nine Hundred and Forty-eight.

Given under my hand this Seventh day of May

One Thousand Nine Hundred and Seventy - four.



(J. Almeida)

for *Registrar of Companies, Hong Kong.*

R.G. 335 (11/72)

Company No.: 2672

THE COMPANIES ORDINANCE

SPECIAL RESOLUTION OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 12th May 2004

At the Annual General Meeting of the Shareholders of the Company held in the Elbrus Room at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 12th May 2004, the following resolution was passed as a Special Resolution:

THAT the Articles of Association of the Company be and are hereby amended in the following manner:-

(a) By adding the following definition immediately after the definition of "these Articles" in Article 2(a):

"associates" has the meaning given in the Listing Rules;

(b) By adding the following definitions immediately after the definition of "dollars" in Article 2(a):

"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

"entitled person" shall mean an "entitled person" as defined in section 2(1) of the Ordinance;

(c) By adding the following definition immediately after the definition of "the Register" in Article 2(a):

"relevant financial documents" shall mean "relevant financial documents" as defined in section 2(1) of the Ordinance;

(d) By deleting the word "and" immediately after the definition of "the Stock Exchange" in Article 2(a) and adding the following definition immediately after the same definition:

"summary financial report" shall mean "summary financial report" as defined in

(e) By deleting the definition of "in writing" and "written" in Article 2(a) in its entirety and substituting the following therefor:

"in writing" and "written" includes any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communication.

(f) By adding the following paragraphs (g) and (h) after paragraph (f) in Article 2:

(g) References to a document being executed include references to its being executed (i) under hand or under seal or (ii) to the extent permitted by and in accordance with any applicable law, by electronic signature or any other method. References to a document include, to the extent permitted by and in accordance with applicable law, references to any information recorded in visible form whether having physical substance or not. References to an address include, in relation to electronic communications, any number or address used for the purposes of such communications.

(h) References to a "day" mean a period of 24 hours running from midnight to midnight. References to times (including in the previous sentence) are to Hong Kong time.

(g) By deleting the words "The Stock Exchange of Hong Kong Limited" in Article 7(a) and substituting therefor the words "the Stock Exchange".

(h) By adding the following new Article immediately after Article 63 as Article 63A:

63A. If the Board considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least one English language newspaper and one Chinese language newspaper in Hong Kong. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these Articles not less than 48 hours before the time appointed for holding the rearranged meeting. The Board may also postpone or move the rearranged meeting under this Article.

(i) By adding the following new Article immediately after Article 81 as Article 81A:

81A. If any member is required under the Listing Rules to abstain from voting on any particular resolution or to vote only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of

(j) By adding the word "is" immediately after the words "in respect of which the vote" in Article 86.

(k) By deleting the word "shall" immediately after the words "continue to act," in Article 94.

(l) By deleting the words "not less than seven nor more than twenty-eight days before the date appointed for the meeting" in Article 95 and substituting therefor the words "during a period of seven days commencing on and including the day after the despatch of the notice of the meeting".

(m) By repealing "special resolution" and substituting "ordinary resolution" in the first line of Article 96.

(n) By deleting the word "But" and substituting "but" in Article 96.

(o) By deleting the words "alternate Director" and substituting "Alternate Director" in Article 101.

(p) By amending Article 116 as follows:

  (a) by deleting the words "any such contract or arrangement or proposal in which he is materially interested" and substituting therefor the words "any board resolution approving any contract or arrangement or proposed contract or arrangement in which he or any of his associates is materially interested" immediately after the words "in the quorum in respect of";

  (b) by deleting the word "proposal" in each of paragraphs (a) to (f) and substituting therefor the words "proposed contract or arrangement";

  (c) by adding the words "or any of his associates":

    (i) immediately after the words "for giving any Director" in paragraph (a);

    (ii) immediately after the words "money lent by him" in paragraph (a);

    (iii) immediately after the words "incurred or undertaken by him" in paragraph (a);

    (iv) immediately after the words "for which the Director himself" in paragraph (b);

    (v) immediately after the words "subscription or purchase where the Director" in paragraph (c);

(vi) immediately before the words "is interested only as an officer" in paragraph (d);

(vii) immediately before the words "is interested, directly or indirectly, as a holder of shares" in paragraph (e); and

(viii) immediately after the words "any employees' share scheme under which the Director" in paragraph (f);

(d) by deleting the words "the interest of such Director (together with any of his associates, as defined in the rules for the time being of The Stock Exchange of Hong Kong Limited)" and substituting therefor the words "the aggregate interest of such Director and his associates" in paragraph (e); and

(e) by deleting the words "equal to or" immediately before the words "less than five per cent. of such issued shares" in paragraph (e).

(q) By deleting Article 121 in its entirety and substituting therefor the following Article:

121. A Managing Director or a Joint Managing Director (subject to the provisions of any agreement between him and the Company) shall be subject to the same provisions as to rotation, resignation and removal as the other Directors of the Company, and shall ipso facto and immediately cease to be Managing Director or Joint Managing Director if he shall cease to hold the office of Director.

(r) By adding in Article 123 after the words "three Directors shall constitute a quorum." the following:

A Director shall be deemed to be present in person at a meeting and will be entitled to vote and be counted in the quorum if he participates by telephone or any communication equipment or electronic means which allows all persons participating in the meeting to speak to and hear each other. Such meeting will be treated as taking place where most of the participants are or where the chairman of the meeting is if no more than one participant is in each place or if there are two or more places where most of the participants are.

(s) By deleting Article 165 in its entirety and substituting therefor the following Article:

165. (a) The Board shall from time to time in accordance with the provisions of the Ordinance cause to be prepared and laid before the Company at its annual general meeting the relevant financial documents.

(b) The Company shall, subject to paragraph (c) below, send to every entitled person a copy of the relevant financial documents or (subject to compliance with applicable law) of the summary financial report, in each case not less than twenty-one days before the date of the general meeting before which the relevant financial documents shall be laid.

(c) Where, in accordance with applicable law, any entitled person (in this paragraph a "Consenting Person") has agreed or is deemed to have agreed to treat the publication of any relevant financial documents and/or any summary financial report (as the case may be) on a computer network (including the Company's website) or the publication or distribution of any relevant financial documents and/or any summary financial report (as the case may be) in any other manner, including by way of any other form of electronic communication, as discharging the Company's obligation under paragraph (b) to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on a computer network (including the Company's website) of the relevant financial documents and/or the summary financial report (as the case may be) not less than twenty-one days before the date of the relevant general meeting or the publication or distribution by the Company of the relevant financial documents and/or the summary financial report (as the case may be) in such other manner for such period or on or before such date as is permitted under applicable law shall, in relation to that Consenting Person, be deemed to discharge the Company's obligations under paragraph (b).

(t) By deleting Article 167 in its entirety and substituting therefor the following Article:

167. Any notice or document to be given or issued by or on behalf of the Company to any entitled person under these Articles or any laws, rules or regulations (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing and may, subject to and to the extent permitted by and in accordance with applicable law, be served on or sent or delivered to any member or other entitled person by the Company:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the register (or in the case of any other entitled person, to such address as he may provide to the Company for that purpose);

(iii) by delivering it to or leaving it at such address as aforesaid;

(iv) by publishing it by way of advertisement in one or more newspapers;

(v) by sending it as an electronic communication to the entitled person concerned at such address as he may provide to the Company in writing for that purpose;

(vi) by publishing it on a computer network (including the Company's website); or

(vii) by any other means authorised in writing by the entitled person concerned.

(u) By deleting Article 169 in its entirety and substituting therefor the following Article:

169. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(a) if sent by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same was put in the post, and in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post with the postage prepaid (airmail if posted from Hong Kong to an address outside Hong Kong);

(b) if not sent by post but left by the Company at the registered address of a member or at the address (other than an address for the purposes of electronic communications) notified to the Company in accordance with these Articles by an entitled person not being a member, shall be deemed to have been served or delivered on the day it was so left;

(c) if sent as an electronic communication, shall be deemed to have been served on the day following that on which it was sent and proof that the address provided by the entitled person concerned to the Company in writing for the purposes of electronic communications was used for sending the electronic communication containing the notice or document shall be conclusive evidence that the notice or document was served or delivered; and

(d) if published on a computer network (including the Company's website), shall be deemed to have been served on the day on which the notice of such publication is served on or delivered to the entitled person concerned or where no notice of such publication is required by law to be served on or delivered to the entitled person concerned, the day on which the notice or document first appears on the computer network concerned; and

(e) if served, sent or delivered by any other means authorised in writing by the entitled person concerned, shall be deemed to have been served, received, or delivered when the Company has carried out the action it has been authorised to take for that purpose.

(v) By deleting Article 171 in its entirety and substituting therefor the following Article:

171. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 167 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(w) By deleting the words "by post to, or left at the registered address of, any member, in pursuance of these Articles" in the first line of Article 172 and substituting therefor the words "to any member in such manner as provided in Article 167".

(x) By deleting Article 174 in its entirety and substituting therefor the following Article:

174. (a) The signature to any notice or document by the Company may be written, printed or, to the extent permitted by and in accordance with applicable law, made electronically.

(b) To the extent permitted by and in accordance with applicable law, any notice or document, including but not limited to the documents referred to in Article 165 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given by the Company in the English language only, in the Chinese language only or in both the English language and the Chinese language.

(y) By deleting Article 175 in its entirety.

(signed)
J.W.J. Hughes-Hallett
Chairman

Company No.: 2672

THE COMPANIES ORDINANCE

SPECIAL RESOLUTION OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 15th May 1996

At the Annual General Meeting of the Shareholders of the Company held in the Board Room of John Swire & Sons (H.K.) Limited, 5th Floor, Swire House, 9 Connaught Road Central, Hong Kong, on 15th May 1996, the following resolution was passed as a Special Resolution:

THAT the Articles of Association of the Company be altered by:-

(i) A. Inserting in Article 2(a) after ' "dollars" and "$" means dollars in the lawful currency of Hong Kong;' the following

' "the Listing Rules" means the Rules governing the listing of securities on the Stock Exchange contained in the book entitled "Rules Governing the Listing of Securities" published by the Stock Exchange as amended from time to time.'

B. Deleting the word 'and' after '.... except where a distinction between stock is expressed or implied;' and inserting the following:

' "the Stock Exchange" means The Stock Exchange of Hong Kong Limited; and.'

(ii) Deleting the existing Article 12 in its entirely and substituting therefor the following:

.../2

"12. Every person whose name is entered as a holder of any shares in the Register shall be entitled to receive within such time as may from time to time be prescribed by the Stock Exchange (or within such other period as the terms of issue shall provide) upon payment, in the case of a transfer, of such sum as may be permitted under the rules prescribed by the Stock Exchange, certificates each for one Stock Exchange board lot or multiple thereof and one for the balance (if any) of the shares in question or, if he shall so request, one certificate for all those shares of any one class held by him, provided that in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders."

(iii) Deleting the words ", if any, not exceeding two dollars" in Article 14 and substituting therefor "as may from time to time be permitted under the rules prescribed by the Stock Exchange".

(iv) Deleting the words "(if any) not exceeding two dollars as the Directors may from time to time require or prescribe" at the end of Article 39 and substituting therefor "as may from time to time be permitted under the rules prescribed by the Stock Exchange."

(signed)

P.D.A. Sutch
Chairman

THE COMPANIES ORDINANCE

SPECIAL RESOLUTION

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 25th May 1994

At the Annual General Meeting of the Shareholders of the Company held in the board room of John Swire & Sons (H.K.) Limited, 5th floor, Swire House, 9 Connaught Road Central, Hong Kong, on 25th May 1994, the following Special Resolution was passed:

7. THAT the Articles of Association of the Company be altered by:

   (i) deleting the comma and the words after "and shall then be eligible for re-election" in Article 91.

   (ii) deleting existing Article 93 and substituting therefor the following new Article 93:

   "93. All Directors shall retire at the third annual general meeting following their election by ordinary resolution. A retiring Director shall be eligible for re-election."

   (iii) deleting the words "by rotation or otherwise" after "if at any meeting any Director retires" in Article 102.

(Sd.) P.D.A. Sutch
Chairman

CATHAY PACIFIC AIRWAYS LIMITED

Resolutions passed on 20th December 1991

At an Extraordinary General Meeting of the Shareholders of the Company held in the Board Room of John Swire & Sons (H.K.) Limited, 5th Floor, Swire House, 9 Connaught Road Central, Hong Kong on Friday, 20th December 1991 the following Special Resolution was passed:

SPECIAL RESOLUTION

THAT the Articles of Association of the Company be and are hereby altered by deleting the existing Article 7(a) and substituting therefor:

"7(a) The Company may exercise any powers conferred or permitted by the Ordinance or any other ordinance from time to time to purchase or otherwise acquire its own shares and warrants (including any redeemable shares) or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company purchase or otherwise acquire its own shares or warrants neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission from time to time in force."

(Sd.) D.A. Gledhill
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 30th May, 1990

At an Extraordinary General Meeting of the Shareholders, duly convened and held in the board room of John Swire & Sons (H.K.) Limited, 5th Floor, Swire House, Hong Kong on Wednesday, 30th May, 1990, the following Special Resolution was passed:-

Resolved:-

THAT the Articles of Association of the Company be altered by:-

(i) deleting the existing definition of "the Ordinance" in Article 2 and replacing the same with the following definition:

""the Ordinance" means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), and any amendments thereto or re-enactment thereof for the time being in force and includes every other ordinance incorporated therewith or substituted therefor and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance;"

(ii) deleting existing Article 7 and substituting therefor the following new Article 7:-

"7 (a) The Company may exercise any powers conferred or permitted by the Ordinance or any other ordinance from time to time to acquire its own shares or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company and should the Company acquire its own shares neither the Company nor the Board shall be required to select the shares to be acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities & Futures Commission from time to time;

(b) Subject to the Ordinance, any share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder thereof is liable, to be redeemed."

(iii) deleting the words "two months" in the second line of Article 12 and substituting therefor the words "twenty-one" days"

(iv) adding the following words after the word "shall" in the tenth line of Article 115:

", if his interest in the contract or arrangement or proposed contract or arrangement is material,"

(v) Deleting existing Article 116 and substituting therefor the following new Article 116:

"116 A Director shall not vote or be counted in the quorum in respect of any such contract or arrangement or proposal in which he is materially interested, and if he shall do so his vote shall not be counted, but his prohibition shall not apply to:-

(a) any contract or arrangement or proposal for giving any Director any security or indemnity in respect of money lent by him or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries; and/or

(b) any contract or arrangement or proposal for the giving by the Company of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(c) any contract or arrangement or proposal in relation to an offer or invitation of shares or debentures or other securities of or by the Company for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer or invitation; and/or

(d) any contract or arrangement or proposal with any other company in which he is interested only as an officer of that other company; and/or

(e) any contract or arrangement or proposal in relation to or concerning any other company in which the Director is interested, directly or indirectly, as a holder of shares or other securities of that company provided that the interest of such Director (together with any of his associates, as defined in the rules for the time being of The Stock Exchange of Hong Kong Limited) in such shares or securities is equal to or less than five per cent, of such issued shares or securities or the voting rights attaching to such

issued shares or securities; and/or

(f) any contract or arrangement or proposal in relation to or concerning the adoption, modification or operation of any employees' share scheme under which the Director may benefit."

(vi) deleting the words from (and including) "in at least" in the penultimate line of Article 167 to "Hong Kong" in the last line of Article 167 and substituting therefor the words "in accordance with the provisions of Article 175 hereof."

(vii) deleting the words from (and including) "advertised" in the second line of Article 175 to "Hong Kong" in last line of Article 175 and substituting therefor the words "published in the newspapers" as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited."

(Sd.) D.A. Gledhill
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

Ordinary and Special
Resolutions
of

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 21st April, 1986

At an Extraordinary General Meeting of the above-named Company duly convened and held on 21st April, 1986, the following resolutions were duly passed variously as Ordinary or Special Resolutions, namely: -

ORDINARY RESOLUTION

1. THAT each of the 5,304,651 issued and 2,495,349 authorised but unissued shares of HK$100 each in the capital of the Company be and it is hereby sub-divided into 500 shares of HK$0.20 each.

SPECIAL RESOLUTION

2. THAT the Company be converted into a public company and that the regulations contained in the printed document marked "A" now produced to the Meeting and for the purposes of identification signed by the Chairman thereof be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all the existing Articles of Association of the Company.

(Sd.) H. M. P. MILES
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on the 2nd May, 1983

At an Extraordinary General Meeting of Cathay Pacific Airways Limited held in the Board Room of John Swire & Sons (H.K.) Limited, 5th Floor, Swire House, 9 Connaught Road Central, Hong Kong, on the 2nd May, 1983 the following Special Resolution was passed:

"That the Amended Memorandum and the New Articles of Association contained in the printed document submitted to this meeting and for the purposes of identification subscribed by the Chairman of this meeting be and are hereby approved and adopted as the Amended Memorandum of Association of the Company and the New Articles of Association of the Company in substitution for and to the exclusion of the existing Memorandum and Articles of Association."

(Sd.) D.R.Y. Bluck
Chairman

THE COMPANIES ORDINANCE (CAP. 32)

CATHAY PACIFIC AIRWAYS LIMITED

At an Extraordinary General Meeting of the above-named Company duly convened and held on 9th December, 1980 the following resolution was passed as a Special Resolution:-

SPECIAL RESOLUTION

THAT notwithstanding anything to the contrary in the Articles of Association of the Company:-

(A) the authorised share capital of the Company be increased from HK$230,000,000 to HK$780,000,000 by the creation of an additional 5,500,000 shares of HK$100 each such shares to rank pari passu in all respects with the shares in issue at the time of allotment, and

(B) the Directors be and they are hereby authorised to issue up to 5,500,000 shares of HK$100 each either in whole or in part pursuant to the provisions of Article 89A of the Articles of Association of the Company or in whole or in part to shareholders by way of rights rateably at par and on such other terms and at such time or times as the Directors may determine.

(Sd.) D.R.Y. Bluck
Chairman

THE COMPANIES ORDINANCE

EXTRAORDINARY RESOLUTION

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on the 15th May, 1980

At an Extraordinary General Meeting of the Shareholders, duly convened and held in the board room of John Swire & Sons (H.K.) Limited, 5th Floor, Swire House, Hong Kong on Thursday, 15th May, 1980, the following Extraordinary Resolution was passed:-

Resolved:-

THAT:-

"The Authorised Capital of the Company be increased to HK$230,000,000 by the creation of an additional 400,000 shares of HK$100 each."

By Order of the Board
CATHAY PACIFIC AIRWAYS LIMITED
(Sd.) G.C. DOCHERTY
Secretary

THE COMPANIES ORDINANCE

EXTRAORDINARY RESOLUTION

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on the 16th May, 1979

At an Extraordinary General Meeting of the Shareholders, duly convened and held at the registered offices of the Company on Wednesday, 16th May, 1979, the following Extraordinary Resolution was passed:-

Resolved:-

THAT:-

The Authorised Capital of the Company be increased to HK$190,000,000 by the creation of an additional 600,000 shares of HK$100 each.

(Signed) D.C.L. DICKSON
Secretary

THE COMPANIES ORDINANCE

EXTRAORDINARY RESOLUTIONS

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on the 24th May, 1978

At an Extraordinary General Meeting of the Shareholders, duly convened and held at the registered offices of the Company on Wednesday, 24th May, 1978, the following Extraordinary Resolutions were passed:-

Resolved:-

1. THAT the Authorized Capital of the Company be increased to HK$130,000,000 by the creation of an additional 300,000 shares of HK$100.00 each.

2. THAT the sum of HK$35,530,000 standing to the credit of Capital Reserve be capitalized and applied as payment in full at par for 355,300 shares of HK$100 each in the capital of the Company AND THAT such shares, credited as fully paid, be distributed and allotted by way of a scrip dividend to the persons who immediately prior to the passing of these Resolutions were the registered holders of the 935,000 issued and fully paid shares in the Company in the ratio of 38 fully paid shares for every 100 shares of HK$100 each held at that time by such persons respectively AND THAT the shares so issued and allotted shall rank for dividend from 25th May, 1978 but in other respects shall rank *pari passu* with the existing Issued Capital of the Company.

(Signed) A.E.V. Brown
Secretary

THE COMPANIES ORDINANCE

EXTRAORDINARY RESOLUTIONS

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on the 19th May, 1977

At an Extraordinary General Meeting of the Shareholders, duly convened and held at the registered offices of the Company on Thursday, 19th May, 1977, the following Extraordinary Resolutions were passed:-

Resolved:-

1. THAT the Authorized Capital of the Company be increased to HK$100,000,000 by the creation of an additional 150,000 shares of HK$100 each.

2. THAT the sum of HK$8,333,350 being the total standing to the credit of the Share Premium Account plus a further HK$166,650 from unappropriated profits, be capitalized AND THAT this total of HK$8,500,000 be applied as payment in full at par for 85,000 shares of HK$100 each in the Capital of the Company AND THAT such shares, credited as fully paid, be distributed and allotted by way of bonus to the persons who immediately prior to the passing of these Resolutions were the registered holders of the 850,000 issued and fully paid shares in the Company in the ratio of one fully paid share for every ten shares of HK$100 each held at that time by such persons respectively AND THAT the shares so issued and allotted shall rank for dividend from the 20th May, 1977 but in other respects shall rank *pari passu* with the existing Issued Capital of the Company.

(Signed) A.E.V. Brown
Secretary

THE COMPANIES ORDINANCE

EXTRAORDINARY RESOLUTIONS

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 13th December, 1974

At an Extraordinary General Meeting of the Shareholders, duly convened and held at the Registered Office of the Company on Friday, the 13th day of December 1974, the following were passed:-

AS EXTRAORDINARY RESOLUTIONS

(1) THAT the Authorised Capital of the Company be increased to HK$85,000,000 by the creation of an additional 250,000 shares of HK$100 each.

(2) THAT the sum of HK$28,333,300 being part of the amount standing to the credit of General Reserve be capitalized AND THAT this amount be applied as payment in full at par for 283,333 shares of HK$100 each in the Capital of the Company AND THAT such shares, credited as fully paid, be distributed and allotted by way of bonus to the persons who immediately prior to the passing of this Resolution were the registered holders of the 566,667 issued and fully paid shares in the Company in the ratio of one fully paid share for every two shares of HK$100 each held at that time by such persons respectively AND THAT the shares so issued and allotted shall rank for dividend from the 14th day of December 1974 but in other respects shall rank *pari passu* with the existing Issued Capital of the Company.

(Sgd.) A.E.V. Brown
Secretary

THE COMPANIES ORDINANCE, 1932

EXTRAORDINARY RESOLUTION

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 14th April, 1971

At an Extraordinary General Meeting of the Shareholders, duly convened and held at the Registered Office of the Company on Wednesday, the 14th day of April 1971, the following Extraordinary Resolution was passed:-

Resolved:-

"THAT the capital of the Company be increased to HK$60,000,000.00 by the creation of an additional 200,000 shares of HK$100.00 each, such shares to rank pari passu in all respects with the existing shares in the Capital of the Company AND THAT of the new shares so created 166,667 shares shall be offered at a premium of $50.00 per share as follows:-

To B.O.A.C. (Associated Companies) Limited - - - - 25,000 shares and

To The Hongkong and Shanghai Banking Corporation - 141,667 shares"

(Sgd.) A.E.V. Brown
Secretary

THE COMPANIES ORDINANCE, 1932

EXTRAORDINARY RESOLUTIONS

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 20th November, 1970

At an Extraordinary General Meeting of the Shareholders, duly convened and held at the Registered Office of the Company on Friday, the 20th day of November 1970, the following Extraordinary Resolutions were passed:-

Resolved:-

1. THAT the authorized capital of the Company be increased to HK$40,000,000 by the creation of 250,000 shares of HK$100 each.

2. THAT the sum of HK$30,000,000 being as to HK$1,000,000 the amount standing to the credit of the share premium account and as to HK$18,000,000 the amount standing to the credit of the capital reserve and as to the balance of HK$11,000,000 part of sum standing to the credit of the general reserve account be capitalized and THAT this amount be applied as payment in full for 300,000 shares of HK$100 each and THAT such shares credited as fully paid be issued and allotted by way of bonus to the persons who immediately prior to the passing of this Resolution were the registered holders of the 100,000 issued and fully paid shares of the Company in the ratio of three shares for every one share held on that date by such persons respectively and THAT the shares so issued and allotted shall rank for dividend from the 21st day of November, 1970 but in all other respects shall rank pari passu with the existing issued capital of the Company.

(Sgd.) N.P.K. CHAN
Asst. Secretary

THE COMPANIES ORDINANCE, 1932

EXTRAORDINARY RESOLUTIONS

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 16th June, 1959

At an Extraordinary General Meeting of the Shareholders, duly convened and held at the Registered Office of the Company on Tuesday, the 16th day of June, 1959, the following Extraordinary Resolutions were passed:-

(1) As an extraordinary resolution:-

That the nominal capital of the Company be increased by the creation of further capital to the extent of HK$5,000,000.00 (making a total of HK$15,000,000.00) such further capital being divided into 50,000 shares of $100.00 each.

(2) As an extraordinary resolution:-

That in accordance with article 97A the Share Premium Account amounting to HK$150,000 be capitalised and that the same be applied in paying up in full at par 1,500 shares of HK$100 each of the Company and that these shares be distributed credited as fully paid up to and amongst the members as shown in the Register of Members on the 22nd day of June, 1959, in the proportion to which they would have been entitled thereto if distributed by way of dividend, and that the Directors shall give effect to this resolution in accordance with Article 97B.

(Sgd.) W.C.G. KNOWLES
Chairman

THE COMPANIES ORDINANCE, 1932

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

(as amended by Special Resolution passed on 2nd May, 1983)

of

CATHAY PACIFIC AIRWAYS LIMITED

1. The name of the Company is "CATHAY PACIFIC AIRWAYS LIMITED".

2. The Registered Office of the Company will be situated in Hong Kong.

3. The objects for which the Company is established are:-

   (a) To establish and carry on in any part of the world the business of an aerial transport company.

   (b) To manufacture, repair, maintain, buy, sell, take on lease, lease, charter, hire, let on hire and deal in aerial conveyances of all kinds and all component parts, fittings and accessories therefor.

   (c) To acquire, provide, take on lease, let, maintain and use aerodromes, landing stations, hangars, garages, and all other buildings and accommodation suitable for or incidental to the aerial conveyance of passengers and goods and for or in relation to the business of aerial conveyance.

   (d) To establish and carry on and to promote the establishment and carrying on, upon any property in which the Company is interested, of any business which may conveniently be carried on upon or in connection with such property and the establishment of which may seem calculated to enhance the value of the Company's interest in such property or to facilitate the disposal thereof.

   (e) To make arrangements for and procure to be carried on aviation meetings and exhibitions and to give prizes and awards to persons taking part therein and to give lessons and instruction in the science or art of aviation and with a view thereto to engage and employ aviators, lectures, teachers and instructors.

   (f) To carry on in any part of the world the business of making, building or manufacturing, purchasing, hiring or otherwise acquiring and dealing in all kinds of motors, motor vans, or wagons, motor cars, motor carriages, motor wheels, motor cycles, motor omnibuses, road vehicles or autocars,

locomotives and engines propelled by steam, electricity, oil or other motive power, rolling stock, railway carriages and wagons and other carriages, cycles of all descriptions, including bicycles, tricycles and quadricycles, velocipedes, carriage bodies, cars, wagons, carts, trucks, vehicles and other conveyances of all kinds, whether for road, railway, train, tramway, field or other purposes, also ships or boats and rails and railway and tramway plant, and all machinery, materials and things applicable or used as accessory thereto, and of selling, letting or supply at annual or other rents all or any of the things hereinbefore specified to any person, persons or corporation, and of repairing and maintaining the same respectively, whether belonging to the Company or not, and of exchanging or otherwise dealing in the same respectively.

(g) To carry on the business of manufacturers of machinery, tool makers, steel and brass founders, metal founders generally, metal workers, boiler makers, millwrights, machinists, smiths, wood-workers, builders, carriage builders, carriage body builders, painters, upholsterers, metallurgists, electric engineers, water supply engineers, suppliers of power, gas makers, printers, carriers and merchants, and to buy, sell manufacture, repair, convert, alter, let on hire, ply for hire, and deal in machinery, motors, motor wagons, motor cars, motor carriages, motor wheels, motor cycles, motor road vehicles, or autocars, ships, boats, horses, carts, aircraft, and implements and rolling stock of all kinds.

(h) To carry on all or any of the following businesses, namely, ironmasters, steel makers, iron and steel converters, smelters, engineers, iron founders, importers, exporters and manufacturers of, and dealers in, ores, metals, chemicals and other preparations, processes and articles, merchants, warehousemen, shipowners, ship or boat builders, wharfingers, storekeepers, charterers of ships and other vessels, lightermen, barge owners, carriers, agents, brokers, forwarding agents, bonded carmen and common carmen and contractors, or any other trade or business whatsoever which can in the opinion of the Directors be advantageously carried on by the Company in connection with or as auxiliary to the general business of the Company.

(i) To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or corporation carrying on any business which the Company is authorised to carry on, or possessed of any property or rights suitable for the purposes of the Company.

(j) To take or otherwise acquire and hold shares, stock, debentures or other securities of or interests in any other company.

(k) To purchase, take on lease or in exchange, or otherwise acquire any real or personal property, patents, licences, rights or privileges which the Company may think necessary or convenient for the purposes of its business, and to construct, maintain and alter any buildings or works which the Company may deem necessary or convenient.

(l) To borrow or raise or secure the payment of money by mortgage, or by the issue of debentures or debenture stock, perpetual or otherwise, or in

such other manner as the Company shall think fit, and for the purposes aforesaid to charge all or any of the Company's property or assets, present and future, including its uncalled capital, and collaterally or further to secure any securities of the Company by a trust deed or other assurance.

(m) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(n) To grant pensions, allowances, gratuities and bonuses to Directors and employees of the Company or the dependants of such persons, to establish, administer and contribute Provident Funds or Pension Funds or any other retirement funds or schemes for the benefit of the Directors and employees of the Company or the dependents of such persons, and to support or subscribe to any charitable or other institutions, clubs, societies or funds.

(o) To lend money on any terms that may be thought fit, and particularly to customers or other persons or corporations having dealings with the Company, and to give any guarantees that may be deemed expedient.

(p) To invest any moneys of the Company in such investments or securities as may be thought expedient.

(q) To enter into any partnership or arrangement in the nature of a partnership, co-operation or union of interests, with any person or persons or corporation engaged or interested in, or about to become engaged or interested in the carrying on or conduct of any business or enterprise which the Company is authorised to carry on or conduct or from which the Company would or might derive any benefit, whether direct or indirect.

(r) To amalgamate with any other company or companies.

(s) To sell or dispose of the undertaking, property and assets of the Company, or any part thereof in such manner and for such consideration as the Company may think fit, and in particular for shares (fully or partly paid up), debentures, debenture stock or securities of any other company, whether promoted by the Company for the purpose or not, and to improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with all or any part of the property and rights of the Company.

(t) To distribute any of the Company's property and assets among the members in specie.

(u) To cause the Company to be registered or recognised in any foreign country, colony, dependency or place.

(v) To establish grant and take up agencies of all kinds in any part of the world and to act as agents for companies carrying on all kinds of insurance or other business.

(w) To obtain any Ordinance Regulation Order or Act of Parliament for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient, and to oppose any proceedings or application which may seem calculated directly or indirectly to prejudice the Company's interests.

(x) To do all or any of the above things in any part of the world and either as principals, agents, trustees, or otherwise, and either alone or in conjunction with others, and by or through agents, sub-contractors, trustees or otherwise.

(y) To promote any other company to acquire assets and liabilities of the Company or for any other purpose.

(z) To do all such other things as are incidental or the Company may think conducive to the attainment of the above objects or any of them.

And it is hereby declared that the word "company" in this clause shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in the Colony of Hong Kong or elsewhere and the intention is that the objects specified in each paragraph of this Clause shall except where otherwise expressed in such paragraph, be independent main objects and shall be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

*5. The Share Capital of the Company is HK$15,000,000 divided into 150,000 shares of HK$100 each. Subject and without prejudice to the rights for the time being attached to any Preference Shares or to any other class of shares for the time being carrying special rights, any of the shares in the capital of the Company for the time being may be issued with or subject to any preference, deferred or other special rights, privileges, conditions or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

* By various resolutions the original share capital of the Company has been increased and the nominal value of the shares subdivided so that as at 21st April, 1986 the share capital of the Company was HK$780,000,000 divided into 3,900,000,000 shares of HK$0.20 each.

WE, the several persons whose names, addresses and descriptions are subscribed are desirous of being formed into a company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the Capital of the Company set opposite our respective names.

Names, Address and Description of Subscribers	Number of Shares taken by each Subscriber
E. McLAREN, 23, Repulse Bay Road, Hong Kong, Merchant.	One
S.H. de KANTZOW, 16, Shouson Hill, Hong Kong, Merchant.	One
Total ...	Two

Dated the 18th day of October, 1948.

WITNESS to the above signature:

D. BRITTAN EVANS
Solicitor,
Hong Kong.

(This page is intentionally left blank.)

THE COMPANIES ORDINANCE (Chapter 32)

COMPANY LIMITED BY SHARES

NEW ARTICLES OF ASSOCIATION

(as adopted by Special Resolution passed on 21st April,1986
and amended by Special Resolutions passed on 30th May, 1990,
20th December, 1991, 25th May 1994, 15th May 1996 and 12th May 2004)

OF

CATHAY PACIFIC AIRWAY LIMITED

PRELIMINARY

1. No regulations set out in any schedule to any Ordinance concerning companies shall apply to the Company as regulations or articles of association, and the following shall be the Articles of Association of the Company.

INTERPRETATION

2. (a) In these Articles, unless the context otherwise requires: -

"these Articles" means these Articles of Association in their present form or as from time to time altered;

Special Resolution 12.05.2004 "associates" has the meaning given in the Listing Rules;

"the Auditors" means the auditors for the time being of the Company;

"the Board" and "the Directors" means the board of directors for the time being of the Company or the directors present at a duly convened meeting of directors at which a quorum is present;

"call" includes any instalment of a call;

"the Company" means Cathay Pacific Airways Limited;

"dividend" includes scrip dividends, distributions in specie or in kind, capital distributions and capitalisation issues, if not inconsistent with the subject or context;

"dollars" and "$" means dollars in the lawful currency of Hong Kong;

Special Resolution 12.05.2004

"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

"entitled person" shall mean an "entitled person" as defined in section 2(1) of the Ordinance;

Special Resolution 15.05.1996

"the Listing Rules" means the Rules governing the listing of securities on the Stock Exchange contained in the book entitled "Rules Governing the Listing of Securities" published by the Stock Exchange as amended from time to time.

"month" means calendar month;

"the Office" means the registered office of the Company for the time being;

Special Resolution 30.05.1990

"the Ordinance" means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), and any amendments thereto or re-enactment thereof for the time being in force and includes every other ordinance incorporated therewith or substituted therefor and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance;

"paid up" means paid up or credited as paid up;

"the Register" means the register of members of the Company and includes any branch register kept pursuant to the Ordinance;

Special Resolution 12.05.2004

"relevant financial documents" shall mean "relevant financial documents" as defined in section 2(1) of the Ordinance;

"the Seal" means the common seal of the Company and includes, unless the context otherwise requires, any official seal that the Company may have as permitted by these Articles and the Ordinance;

"the Secretary" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including a joint, temporary, assistant or deputy secretary;

"share" means share in the capital of the Company and includes stock except where a distinction between stock is expressed or implied;

Special Resolution 15.05.1996

"the Stock Exchange" means The Stock Exchange of Hong Kong Limited;

Special Resolution 12.05.2004

"summary financial report" shall mean "summary financial report" as defined in section 2(1) of the Ordinance; and

"in writing" and "written" includes any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communication.

(b) In these Articles, if not inconsistent with the subject or context, words importing the singular number only shall include the plural number and vice versa, words importing any gender shall include all other genders, and any references to persons include partnerships, firms and corporations (acting, where applicable, by their duly authorised representatives).

(c) Subject as aforesaid, any words or expressions defined in the Ordinance (excluding any statutory modification thereof not in force when these Articles become binding on the Company) shall, if not inconsistent with the subject or context, bear the same meaning in these Articles save that "company" shall where the context permits include any company incorporated in Hong Kong or elsewhere.

(d) References to an Article by number are to the particular Article of these Articles.

(e) Where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective.

(f) The headings and any marginal notes are inserted for convenience only and shall not affect the construction of these Articles.

Special Resolution 12.05.2004

(g) References to a document being executed include references to its being executed (i) under hand or under seal or (ii) to the extent permitted by and in accordance with any applicable law, by electronic signature or any other method. References to a document include, to the extent permitted by and in accordance with applicable law, references to any information recorded in visible form whether having physical substance or not. References to an address include, in relation to electronic communications, any number or address used for the purposes of such communications.

Special Resolution 12.05.2004

(h) References to a "day" mean a period of 24 hours running from midnight to midnight. References to times (including in the previous sentence) are to Hong Kong time.

THE OFFICE

3. The Office shall be at such place in the territory of Hong Kong as the Directors shall from time to time appoint.

SHARES

4. Without prejudice to any special rights or restrictions for the time being attaching to any shares or any class of shares, any share may be issued upon such terms and conditions and with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, repayment or redemption of share capital or otherwise, as the Company may from time to time by ordinary resolution determine or, in the absence of any such determination or so far as the same may not make specific provision, as the Directors may determine.

5. Subject to the provisions of the Ordinance, the Directors may issue warrants to subscribe for any class of shares or securities of the Company on such terms as they may from time to time determine. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed and the Company has received such indemnity as the Directors shall think fit.

6. Save as provided by contract or the Ordinance or these Articles to the contrary, all unissued shares shall be at the disposal of the Directors, who may offer, allot, grant options over, or otherwise deal with or dispose of the same to such persons, at such times, for such consideration and generally upon such terms and conditions, as they shall in their absolute discretion think fit. No shares shall be issued at a discount except in accordance with the provisions of the Ordinance.

Special Resolution 20.12.1991

7. (a) The Company may exercise any powers conferred or permitted by the Ordinance or any other ordinance from time to time to purchase or otherwise acquire its own shares and warrants (including any redeemable shares) or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company purchase or otherwise acquire its own shares or warrants neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time in force;

Special Resolution 12.05.2004

(b) Subject to the Ordinance, any share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder thereof is liable, to be redeemed.

8. Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share on any trust, and, except as aforesaid, the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share, or any other right or claim to or in respect of any share except an absolute right to the entirety thereof of the registered holder.

9. The Company may in connection with the issue of any shares exercise all powers of paying interest out of capital and of paying commission and brokerage conferred or permitted by the Ordinance and subject to the provisions of the Ordinance any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

10. No person shall become a member until his name shall have been entered in the Register.

JOINT HOLDERS OF SHARES

11. Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint tenants with benefit of survivorship, subject to the following provisions: -

    (a) the Company shall not be bound to register more than four persons as the holders of any shares except in the case of the legal personal representatives of a deceased member;

    (b) the joint holders of any shares shall be liable severally as well as jointly in respect of all calls or other payments which ought to be made in respect of such shares;

    (c) on the death of any one of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such shares, but the Directors may require such evidence of death as they may deem fit;

    (d) any one of such joint holders may give effectual receipts for any dividend, bonus or return of capital or other moneys payable to such joint holders in respect of such shares; and

    (e) the Company shall be at liberty to treat the person whose name stands first in the Register as one of the joint holders of any shares as solely entitled to delivery of the certificate relating to such shares, or to receive notices from the Company, or to attend or vote at general meetings of the Company, and any notice given to such person shall be deemed sufficient notice to all the joint holders; but any one of such joint holders may be appointed the proxy of the persons entitled to vote on behalf of such joint holders, and as such proxy to attend and vote at general meetings of the Company, but if more than one of

such joint holders be present at any meeting personally or by proxy that one so present whose name stands first in the Register in respect of such shares shall alone be entitled to vote in respect thereof.

SHARE CERTIFICATES

Special Resolution 15.05.1996

12. Every person whose name is entered as a holder of any shares in the Register shall be entitled to receive within such time as may from time to time be prescribed by the Stock Exchange (or within such other period as the terms of issue shall provide) upon payment, in the case of a transfer, of such sum as may be permitted under the rules prescribed by the Stock Exchange, certificates each for one Stock Exchange board lot or multiple thereof and one for the balance (if any) of the shares in question or, if he shall so request, one certificate for all those shares of any one class held by him, provided that in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

13. Every share certificate shall be issued under the Seal and shall specify the number and class of shares, and, if required, the distinctive numbers thereof, to which the certificate relates, and the amount paid up thereon. If at any time the share capital of the Company is divided into different classes of shares, every share certificate shall comply with Section 57A of the Ordinance. A share certificate shall relate to only one class of shares.

Special Resolution 15.05.1996

14. Subject to the provisions of the Ordinance, if any share certificate shall be worn out, defaced, destroyed or lost, it may be replaced upon payment of such fee as may from time to time be permitted under the rules prescribed by the Stock Exchange and on such evidence being produced and on such indemnity (if any) being given as the Directors shall require, and, in case of wearing out or defacement, after delivery up of the old certificate. In case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity.

LIEN

15. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable at a date fixed by or in accordance with the terms of issue of such share, in respect of such share, and the Company shall also have a first and paramount lien on every share (not being a fully paid share) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice having been given to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have already arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and other person, whether a member or not. The Company's lien on a share shall extend to all

dividends and distributions payable thereon. The Directors may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

16. The Company may sell, in such manner as the Directors think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death, bankruptcy or winding-up or otherwise by operation of law or court order.

17. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or discharge of the debt or liability in respect whereof the lien exists so far as the same are presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale and upon surrender, if required by the Company, of the certificate for the shares sold) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale the Directors may authorise some person to transfer the shares so sold to the purchaser thereof and may enter the purchaser's name in the Register as the holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by an irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

18. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares, whether on account of the nominal value of the shares or by way of premium, but subject always to the terms of issue of such shares, and any such call may be by instalments.

19. Each member shall, subject to receiving at least fourteen days' notice specifying the time or times and place for payment, pay to the Company the amount called on his shares and at the time or times and place so specified. The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, any of the members shall not invalidate the call. Notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members by notice to be inserted once in the Hong Kong Government Gazette and by advertisement in at least one leading English language daily newspaper and at least one leading Chinese language daily newspaper circulating in Hong Kong. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

20. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed. A call may be revoked, varied or postponed as to all or any of the members liable therefor as the Directors

may determine.

21. If any sum called in respect of any shares or any instalment of a call be not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for the payment of such call or instalment to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Directors may determine, but the Directors may, if they shall think fit, waive the payment of such interest wholly or in part.

22. Any sum which, by the terms of issue of a share, becomes payable upon allotment or in accordance with such terms of issue at any fixed time, whether on account of the nominal amount of the shares or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Articles as to payment of interest, forfeiture or otherwise, shall apply as if such sum had become payable by virtue of a call duly made and notified. The Directors may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

23. The Directors may, if they shall think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so paid in advance the Directors may (until the same would, but for such payment in advance, become presently payable) pay interest at such rate, not exceeding (unless the Company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as may be agreed upon between the Directors and the member paying the moneys in advance.

24. On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is recorded in the Register as the holder, or as one of the holders, of the shares in respect of which such money is due; that the resolution making the call is duly recorded in the minute books of the Company; and that notice of such call was duly given (or deemed to have been duly given) to the member sued in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence that the money is due.

25. No member shall, unless the Directors otherwise determine, be entitled to receive any dividend, or to receive notice of or to be present or vote at any general meeting, either personally or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member unless and until he shall have paid all calls or other sums for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

FORFEITURE OF SHARES

26. If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Directors may at any time thereafter, during such time as any part of the call or instalment remains unpaid, serve a notice on the holder of such share requiring payment of so much of the call or instalment as is unpaid together with interest accrued and any expenses incurred by reason of such non-payment.

27. The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which such call or instalment or part thereof and all interest accrued and expenses incurred by reason of such non-payment are to be paid, and it shall also name the place where payment is to be made, such place being either the Office, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call or instalment is payable will be liable to forfeiture.

28. If the requirements with regard to payment of any such notice as aforesaid be not complied with, any shares in respect of which such notice has been given may, at any time thereafter and before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect, and any such forfeiture shall extend to all dividends declared in respect of the shares so forfeited, but not actually paid before such forfeiture. The Directors may accept the surrender of any shares liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender.

29. Any shares so forfeited shall become the property of the Company, and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner and at such times as the Directors thinks fit. For the purpose of giving effect to any such sale or other disposition the Directors may authorise the transfer of the shares so sold or otherwise disposed of to the purchaser thereof or to any other person becoming entitled thereto. The Directors shall account to a person whose shares have been forfeited with any balance of moneys held by the Company and belonging to that person after deduction of expenses of forfeiture, sale or disposal of the shares and any other amount or amounts due to the Company in respect of the shares.

30. The Directors may, at any time before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit.

31. A person whose shares have been forfeited shall thereupon cease to be a member in respect of the forfeited shares, but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at the rate fixed by the terms

of issue of the shares or, if no such rate is fixed, at the rate of 15 per cent. per annum (or such lower rate as the Directors may determine), and the Company may enforce the payment thereof without being under any obligation to make any reduction or allowance for the value of the shares at the date of forfeiture or for any consideration received on their disposal. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

32. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share and an entry of such notice having been given and of the forfeiture with the date thereof shall be made in the Register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

33. Notwithstanding any such forfeiture as aforesaid the Directors may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be redeemed by the former shareholders upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the shares, and upon such further terms (if any) as they think fit.

34. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

35. A statutory declaration that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall constitute a good title to the share. Subject to the execution of any necessary transfer the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission, irregularity or invalidity relating to or in connection with the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of share.

TRANSFER OF SHARES

36. Subject to such of the restrictions contained in these Articles as may be applicable, any member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Directors may approve.

37. The instrument of transfer of a share shall be in writing and shall be executed by or on behalf of the transferor and the transferee. The transferor shall remain the holder of the share concerned until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

38. Every instrument of transfer shall be lodged for registration accompanied by the certificate relating to the shares to be transferred and such other evidence as the Directors may require to show the right of the transferor to make the transfer. All instruments of transfer which shall be registered shall be retained by the Company but, save where fraud is suspected, any instrument of transfer which the Directors may decline to register shall, on demand, be returned to the person depositing the same.

Special Resolution 15.05.1996

39. There shall be paid to the Company in respect of the registration of a transfer and of any Grant of Probate or Letters of Administration, Certificate of Marriage or Death, Power of Attorney or other document relating to or affecting the title to any share or for making any entry in the Register affecting the title to any share such fee as may from time to time be permitted under the rules prescribed by the Stock Exchange.

40. The registration of transfers may be suspended, and the Register closed at such times and for such periods, as the Directors may, in accordance with Section 99 of the Ordinance, from time to time determine either generally or in respect of any class of shares.

41. The Directors may at any time in their absolute discretion, and without assigning any reason therefor, decline to register any share (not being a fully paid share).

42. The Directors may also decline to register any instrument of transfer unless: -

    (a) the instrument of transfer is in respect of only one class of share;

    (b) the instrument of transfer is properly stamped;

    (c) in the case of a transfer to joint holders, the number of transferees does not exceed four;

    (d) the shares concerned are free of any lien in favour of the Company; and

    (e) such other conditions as the Directors may from time to time impose for

the purpose of guarding against losses arising from forgery are satisfied.

43. No transfer shall be made to a minor or to a person of unsound mind or under other legal disability.

44. If the Directors decline to register any transfer they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to the transferee notice of the refusal as required by Section 69 of the Ordinance.

TRANSMISSION OF SHARES

45. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder, whether sole or joint, from any liability in respect of any share solely or jointly held by him.

46. Any person becoming entitled to shares in the Company in consequence of the death, bankruptcy or winding-up of any member or otherwise by operation of law or by court order may, upon producing such evidence of his title as the Directors may require, elect either to be registered himself as the holder of the shares concerned or to have some person nominated by him registered as the transferee thereof.

47. If the person becoming so entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall execute an instrument of transfer to that person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as if the same were a transfer of shares by a member, and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

48. A person becoming entitled to a share in consequence of the death, bankruptcy or winding-up of any member or otherwise by operation of law or by court order shall (upon such evidence being produced as may from time to time be required by the Directors as to his entitlement) be entitled to receive and give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled to receive notice of or, subject to Article 79, to attend or vote at meetings of the Company, or, save as aforesaid, to any of the rights or privileges of a member in respect of the share, unless and until he shall be registered as the holder thereof. The Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within sixty days, the Directors may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

STOCK

49. The Company may from time to time by ordinary resolution convert any fully paid up shares into stock and may reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class into stock, any shares of that class which subsequently become fully paid up and rank pari passu in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted.

50. The holders of stock may transfer the same or any part thereof, in the same manner and subject to the same regulations, as and subject to which the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit. The Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not, without the sanction of an ordinary resolution of the Company, exceed the nominal amount of each of the shares from which the stock arose.

51. The holders of stock shall, according to the amount of the stock held by them, have the same rights and be subject to the same provisions of these Articles as if they held the shares from which the stock arose, but no such right (except as to participation in dividends and in assets on a reduction of capital or a winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right.

52. Such of these Articles as are applicable to fully paid up shares shall apply mutatis mutandis to stock.

INCREASE OF CAPITAL

53. The Company may, from time to time, by ordinary resolution increase its share capital by such sum divided into shares of such amounts as the resolution shall prescribe.

54. Subject to the Ordinance, the Company may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered, in the first instance to all the holders for the time being of any class of shares in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the Directors, and Article 6 shall apply thereto.

55. Subject to any direction or determination that may be given or made in accordance with the powers contained in these Articles, all new shares created pursuant to Article 53 shall be subject to the same provisions herein contained with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise.

ALTERATIONS OF SHARE CAPITAL

56. The Company may from time to time by ordinary resolution: -

    (a) subdivide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company, provided that in the subdivision of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and so that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from such subdivision one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

    (b) consolidate and divide its capital or any part thereof into shares of larger amount than its existing shares; or

    (c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised capital by the amount of the shares so cancelled.

57. Subject to the provisions of the Ordinance, the Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner.

58. Where any difficulty arises in regard to any consolidation and division under paragraph (b) of Article 56, the Directors may settle the same as they think fit and in particular may issue fractional certificates or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale either in due proportion amongst the members who would have been entitled to the fractions or to the Company for the Company's benefit, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to or in accordance with the directions of the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

MODIFICATION OF RIGHTS

59. Subject to the provisions of the Ordinance, all or any of the special rights or privileges for the time being attached to any class of shares in the capital of the Company may (whether or not the Company is being wound up) be altered or abrogated: -

    (a) in such manner (if any) as may be provided by such rights; or

(b) in the absence of any such provision, with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of the class, or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of the class, and all the provisions contained in these Articles relating to general meetings shall mutatis mutandis apply to every such meeting, but so that the quorum thereof shall be not less than one or more persons holding or representing by proxy one-third in nominal value of the issued shares of the class, that each holder of shares of the class present in person or by proxy shall on a poll be entitled to one vote for every share of the class held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of such holders any holder of the shares of the class present in person or by proxy (whatever the number of shares held by him)shall be a quorum.

60. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied.

61. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

GENERAL MEETINGS

62. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year. The annual general meeting shall be held at such time (within a period of not more than fifteen months, or such longer period as the Registrar of Companies may authorise in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the Directors. All other general meetings shall be called extraordinary general meetings.

63. The Directors may whenever they think fit and shall, on requisition in accordance with the Ordinance, convene an extraordinary general meeting.

Special Resolution 12.05.2004

63A. If the Board considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least one English language newspaper and one Chinese language newspaper in Hong Kong. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these Articles not less than 48 hours before the time appointed for holding the rearranged meeting. The Board may also postpone or move the rearranged meeting under this Article.

NOTICE OF GENERAL MEETINGS

64. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one days' notice in writing and any other general meeting by not less than fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are under these Articles entitled to receive such notices from the Company. There shall appear on every such notice with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

65. Notwithstanding that a meeting of the Company is called by shorter notice than that specified in these Articles or required by the Ordinance, it shall be deemed to have been duly called if it is so agreed: -

    (a) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

    (b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

66. The accidental omission to give notice of a meeting or (in case where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

67. All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of: -

    (a) the declaration and sanctioning of dividends;

    (b) the consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the accounts;

    (c) the election of Directors in place of those retiring (by rotation or

otherwise);

(d) the appointment or re-appointment of the Auditors where special notice of the resolution for such appointment is not required by the Ordinance; and

(e) the fixing of, or the determination of the method of fixing, the remuneration of the Directors and the Auditors.

68. No business save the election of a chairman of the meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Save as otherwise provided by these Articles three members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

69. If, within half an hour from the time appointed for the meeting, a quorum be not present, the meeting, if convened upon requisition in accordance with the Ordinance, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the chairman of the meeting may determine. If at such adjourned meeting a quorum be not present within half an hour from the time appointed for the meeting, the member or members present in person or by proxy shall be a quorum and may transact the business for which the meeting was called.

70. The Chairman (if any) of the Board or, in his absence, a Deputy Chairman (if any) shall preside as chairman at every general meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor a Deputy Chairman is present within fifteen minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to act as chairman, the persons present and entitled to vote shall elect one of their number to be chairman of the meeting.

71. The chairman of any general meeting at which a quorum is present may, with the consent of the meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place or sine die; but no business shall be transacted at any adjourned meeting other than business which might have been transacted at the meeting from which the adjournment took place unless due notice thereof is given or such notice is waived in the manner prescribed by these Articles. When a meeting is adjourned for thirty days or more or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat. Where a meeting is adjourned sine die the time and place for the adjourned meeting shall be determined by the Directors.

VOTING

72. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the provisions of the Ordinance, a poll may be demanded by: -

    (a) the chairman of the meeting; or

    (b) at least three members present in person or by proxy and entitled to vote at the meeting; or

    (c) any number or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

    (d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

    Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute books of the Company shall be conclusive evidence of the fact without proof of the number of the votes recorded for or against such resolution.

73. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded, and it may be withdrawn, with the consent of the chairman of the meeting, at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

74. A poll demanded upon the election of a chairman or upon a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time (being not later than thirty days after the date of the demand) and place and in such manner as the chairman of the meeting shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was demanded.

75. In the case of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the chairman of the meeting shall be entitled to a second or casting vote.

76. Subject to the provisions of the Ordinance, a resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing sent by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more members.

VOTES OF MEMBERS

77. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member present in person shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder.

78. On a poll, votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

79. Any person entitled under Article 46 to be registered as a shareholder may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided either that the Directors shall have previously admitted his right to vote at such meeting in respect thereof or that not less than 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote he shall have satisfied the Directors of his right to be registered as the holder of such shares.

80. A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and such person may, on a poll, vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be delivered at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than the last time at which a valid instrument of proxy could be so delivered.

81. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or poll shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

Special Resolution 12.05.2004

81A. If any member is required under the Listing Rules to abstain from voting on any particular resolution or to vote only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement shall not be counted.

PROXIES

82. Any member entitled to attend and vote at a general meeting shall be entitled to appoint another person (who need not be a member of the Company) as his proxy to attend and vote instead of him. A member may appoint separate proxies to represent respectively such number of the shares held by him as may be specified in the instruments appointing them.

83. The instrument appointing a proxy:-

    (a) shall be in any usual or common form or in any other form which the Directors may approve;

    (b) shall be deemed to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which special business (determined as provided in Article 67) is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business; and

    (c) unless the contrary is stated therein, shall be valid as well for any adjournment of the meeting as for the meeting to which it relates.

84. The instrument appointing a proxy shall be in writing under the hand of the appointor, or his duly authorised attorney in writing, or if such appointor be a corporation, then either under its common seal, or signed by some officer, attorney or other person duly authorised in that behalf.

85. The instrument appointing a proxy and, if required by the Directors, the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Office or at such other place as is specified in the notice of meeting or in any instrument of proxy issued by the Company, in relation to the meeting, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or taking the poll at which the person named in such instrument proposes to attend and vote; otherwise the person so named shall not be entitled to attend the meeting and to vote in respect thereof. No instrument appointing a proxy shall be valid except for the meeting mentioned therein and any adjournment thereof. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

86. A vote given or poll demanded in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or mental disorder of the principal, or the revocation of the instrument of proxy or power of attorney or of the authority of the person voting or demanding a poll, or the transfer of the shares in respect of which the vote is given, unless intimation in writing of the death, mental disorder, revocation or transfer shall have been received at the Office, or such other place as is referred to in Article 85, not less than 24 hours before the time appointed for holding the meeting or adjourned meeting or the taking of the poll at which the vote is given.

Special Resolution 12.05.2004

87. Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any meeting of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company; references in these Articles to a member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a member represented at the meeting by such duly authorised representative.

DIRECTORS

88. Unless and until otherwise determined by an ordinary resolution of the Company, the number of Directors shall not be subject to any maximum limit but shall not be less than three.

89. A Director shall not be required to hold any shares in the Company. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings of the Company and of any class of members of the Company.

APPOINTMENT, ROTATION AND REMOVAL OF DIRECTORS

90. Subject to the provisions of these Articles and the Ordinance, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board.

Special Resolution 25.05.1994

91. The Directors shall have power at any time and from time to time to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

92. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as the number of Directors is reduced below the number fixed by or pursuant to the provisions of Article 123 as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number.

Special Resolution 25.05.1994

93. All Directors shall retire at the third annual general meeting following their election by ordinary resolution. A retiring Director shall be eligible for re-election.

Special Resolution 12.05.2004

94. Subject to the provisions of these Articles, the Company at the meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto and in default the retiring Director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it shall be expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

Special Resolution 12.05.2004

95. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless during a period of seven days commencing on and including the day after the despatch of the notice of the meeting there shall have been left at the Office notice in writing signed by some member (not being the person to be proposed) duly entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by that person of his willingness to be elected.

Special Resolution 12.05.2004

96. The Company may by ordinary resolution remove any Director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company) and may, if thought fit, by ordinary resolution, appoint another person in his stead.

DISQUALIFICATION OF DIRECTORS

97. Without prejudice to the provisions for retirement by rotation hereinafter contained, the office of a Director shall be vacated if:-

(a) he becomes bankrupt or has a receiving order made against him or makes any arrangement or composition with his creditors generally;

(b) he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated;

(c) he absents himself from the meetings of the Board during a continuous period of six months without special leave of absence from the Board, and his Alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

(d) he becomes prohibited by law from being a Director;

(e) he ceases to be a Director by virtue of the Ordinance or is removed from office pursuant to these Articles;

(f) he is requested by notice in writing by all his co-Directors to resign;

(g) having been appointed to an office under Article 120, he is dismissed or removed therefrom pursuant to that Article; or

(h) by notice in writing delivered to the Office he resigns his office.

98. No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director, by reason only of his having attained any particular age.

ALTERNATE DIRECTORS

99. Each Director may at any time appoint any person to act as his Alternate Director in his place during his absence and may at his discretion remove from office any such Alternate Director. If such person is not another Director, such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved. Any appointment or removal of an Alternate Director shall be effected by an instrument in writing delivered at the Office and signed by the Director appointing or removing the Alternate Director. An Alternate Director shall (if his appointor so requests and except when absent from Hong Kong, for which purpose he shall be deemed absent from Hong Kong on any day if he has given to the Secretary notice of his intention to be absent from Hong Kong for any period including such day and has not revoked such notice) be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director.

100. Every person acting as an Alternate Director shall have one vote for each Director he represents, in addition to his own vote if he is a Director, but he shall not be counted more than once in the quorum. If his appointor is for the time being absent from Hong Kong or otherwise not available, his signature to any resolution in writing of the Directors shall be effective as the signature of his appointor. To such extent as the Directors may from time to time determine with regard to any committees of the Directors, the foregoing provisions of this Article shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a member. An Alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

Special Resolution 12.05.2004

101. An Alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as Alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor

as such appointor may by notice in writing to the Company from time to time direct.

Special Resolution 25.05.1994

102. An Alternate Director shall ipso facto cease to be an Alternate Director if his appointor ceases for any reason to be a Director provided that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment made by him pursuant to Article 99 which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS' REMUNERATION AND EXPENSES

103. The Directors shall be entitled to receive remuneration by way of fees for their services such sum as the Board shall from time to time determine (not exceeding such aggregate sum as the Company in general meeting shall from time to time authorise) such sum, unless otherwise directed by the resolution by which it is voted, to be divided amongst the Directors in such proportions and in such manner as the Board may agree and, failing agreement, equally except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees.

104. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from Board meetings, committee meetings, general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

105. If by arrangement with the Board any Director goes or resides outside the jurisdiction in which he normally resides for any purposes of the Company or performs any services which in the opinion of the Board go beyond his ordinary duties as a Director, the Board may pay him special remuneration as the Board may determine in addition to any fees or ordinary remuneration as a Director, and such special remuneration may be made payable by lump sum or by way of salary, commission, participation in profits or otherwise as may be arranged.

106. Notwithstanding the foregoing Articles 103, 104 and 105, the remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Directors and may be made payable by way of salary, commission, participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Directors may from time to time decide. Such remuneration shall be in addition to his fees or ordinary remuneration as a Director.

POWERS OF DIRECTORS

107. The business of the Company shall be managed by Directors who, in addition to the powers and authorities by these Articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not by the Ordinance or by these Articles expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Ordinance and of these Articles and to any regulations from time to time made by the Company in general meeting, being not inconsistent with such provisions or these Articles, provided that no regulations so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general power given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

108. The Directors may from time to time appoint a general manager, a manager or managers of the Company and may fix his, its or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and may pay expenses reasonably incurred in respect of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company. The appointment of such general manager, manager or managers may be for such period as the Directors may decide and the Directors may confer upon him or them all or any of the powers of the Directors as they may think fit. The Directors may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Directors may in their absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

109. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents for the Company, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Directors (other than their powers to make calls and to forfeit shares), with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

110. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm, partnership or person to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

111. Subject to and to the extent permitted by the Ordinance, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members for such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such branch register.

112. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time determine.

113. The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. Debentures, debenture stocks, bonds and other securities of the Company may be made assignable free from any equities between the Company and the person to whom the same may be issued, and may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

114. The Directors shall cause a proper register to be kept, in accordance with the provisions of the Ordinance, of all mortgages and charges affecting the property of the Company and shall duly comply with the requirements of the Ordinance in regard to the registration of mortgages and charges therein specified and otherwise. If the Company issues a series of debentures or debenture stock not transferable by delivery, the Directors shall cause a proper register to be kept of the holders of such debentures in accordance with the provisions of the Ordinance. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

DIRECTORS' INTERESTS

115. Subject to the provisions of the Ordinance, no Director, Alternate Director or intended Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director is a member or otherwise in any way directly or indirectly interested be liable on that account to be avoided, nor shall any Director so contracting or being such member or so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, but a Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall, if his interest in the contract or arrangement or proposed contract or arrangement is material, declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general notice to the Board by a Director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

Special Resolution 30.05.1990

Special Resolution 12.05.2004

116. A Director shall not vote or be counted in the quorum in respect of any board resolution approving any contract or arrangement or proposed contract or arrangement in which he or any of his associates is materially interested, and if he shall do so his vote shall not be counted, but his prohibition shall not apply to: -

(a) any contract or arrangement or proposed contract or arrangement for giving any Director or any of his associates any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries; and/or

(b) any contract or arrangement or proposed contract or arrangement for the giving by the Company of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director himself or any of his associates has assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(c) any contract or arrangement or proposed contract or arrangement in relation to an offer or invitation of shares or debentures or other securities of or by the Company for subscription or purchase where the Director or any of his associates is or is to be interested as a participant in the underwriting or sub-underwriting of the offer or invitation; and/or

(d) any contract or arrangement or proposed contract or arrangement with any other company in which he or any of his associates is interested only as an officer of that other company; and/or

(e) any contract or arrangement or proposed contract or arrangement in relation to or concerning any other company in which the Director or any of his associates is interested, directly or indirectly, as a holder of shares or other securities of that company provided that the aggregate interest of such Director and his associates in such shares or securities is less than five per cent, of such issued shares or securities or the voting rights attaching to such issued shares or securities; and/or

(f) any contract or arrangement or proposed contract or arrangement in relation to or concerning the adoption, modification or operation of any employees' share scheme under which the Director or any of his associates may benefit.

117. Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any Director of the Company may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be or about to be appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

118. A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director shall be a accountable for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company.

119. Any Director may act by himself or by his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, provided that nothing herein contained shall authorise a Director or his firm to act as the Auditors.

MANAGING DIRECTORS AND OTHER APPOINTMENTS

120. The Director may from time to time appoint one or more of their number to be Managing Director, Joint Managing Director or Deputy Managing Director, or to hold such other employment or executive office in the management, administration or conduct of the business of the Company or place of profit under the Company, except that of the Auditors, as they may decide, and for such period (subject to the Ordinance) and upon such terms as to remuneration (whether by way of salary, commission, participation in profits or otherwise) and otherwise as the Directors shall think fit, and the Directors may also from time to time revoke or terminate any of such appointments, but without prejudice to any claim for damages for breach of any contract of service between the Company and the Director.

Special Resolution 12.05.2004

121. A Managing Director or a Joint Managing Director (subject to the provisions of any agreement between him and the Company) shall be subject to the same provisions as to rotation, resignation and removal as the other Directors of the Company, and shall ipso facto and immediately cease to be Managing Director or Joint Managing Director if he shall cease to hold the office of Director.

122. The Directors may, from time to time, entrust to and confer upon any Managing Director, Joint Managing Director, Deputy Managing Director or Director holding any such other employment or executive office in the management, administration or conduct of the business of the Company or other place of profit under the Company, such of the powers exercisable under these Articles by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions and with such restrictions as they may consider fit, and may confer such powers collaterally with, or in addition to, or to the exclusion of, or in substitution for, all or any of the powers of the Directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers, but no person dealing in good faith and without notice of such revocation, withdrawal, alteration or variation shall be affected thereby.

PROCEEDINGS OF DIRECTORS

Special Resolution 12.05.2004

123. Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business; a single director shall not constitute a quorum. Until otherwise determined by the Board, three Directors shall constitute a quorum. A Director shall be deemed to be present in person at a meeting and will be entitled to vote and be counted in the quorum if he participates by telephone or any communication equipment or electronic means which allows all persons participating in the meeting to speak to and hear each other. Such

meeting will be treated as taking place where most of the participants are or where the chairman of the meeting is if no more than one participant is in each place or if there are two or more places where most of the participants are. Matters to be decided upon at any meeting shall be determined by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. An Alternate Director shall be counted in a quorum but notwithstanding that an Alternate Director is also a Director or is an Alternate Director for more than one Director he shall for quorum purposes count as one Director. A Director may, and the Secretary, on the requisition of a Director, shall, at any time summon a meeting of the Directors.

124. Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally in writing or by word of mouth or sent to him at his last known address or any other address given by him to the Secretary for this purpose. A Director who is absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent to an address (inside or outside Hong Kong) given by him to the Company for this purpose but in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may consent to short notice of and may waive notice of any meeting and any such waiver may be prospective or retrospective.

125. The Directors may elect a Chairman and one or more Deputy Chairmen of the Board and determine the period (subject to the provisions of these Articles as to rotation of Directors) for which he is to hold office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor any Deputy Chairman is present within ten minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be chairman of such meeting.

126. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Directors generally.

127. The Directors may, from time to time, appoint committees consisting of Directors or Alternate Directors or of such other persons as they think fit, and may delegate any of their powers, authorities and discretions to any such committee and, from time to time, revoke any such delegation and discharge any such committee wholly or in part. Any committee so appointed shall consist of not fewer than two members and, in the exercise of the powers, authorities and discretions so delegated, shall conform to any regulations that may, from time to time, be imposed upon it by the Directors.

128. The meetings and proceedings of any committee appointed under Article 127 shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Directors, insofar as the same are not superseded by any regulations made by the Directors under the last preceding Article.

129. All acts done by such committee or by any person acting as a member of that

committee in conformity with such regulations, and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors, and the Directors shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

130. A resolution in writing signed by each Director presently in Hong Kong (or, subject to Article 99, their respective Alternate Directors), and being no fewer than three in number, or by all the members of a committee signifying each of their unqualified approval to such resolution shall be as effective for all purposes as a resolution of the Directors or, as the case may be, of such committee passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing sent by a Director or, as the case may be, committee member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several copies, each signed by one or more Directors, or, as the case may be, committee members.

131. All acts done bona fide by any meeting of the Directors or of a committee of Directors, or by any persons acting as Directors or as members of a committee, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director or member of such committee.

MINUTES

132. The Directors shall cause minutes to be duly entered in books provided for the purpose: -

(a) of all appointments of officers;

(b) of all the names of the Directors and any Alternate Director present at each meeting of the Directors and of any committee of Directors; and

(c) of all resolutions and proceedings of general meetings and meetings of the Directors and committees.

Any such minutes of any meeting of the Directors, or of any committee, or of the Company, if purporting to be signed by the chairman of such meeting, or by the chairman of the next succeeding meeting, shall be evidence of the proceedings of such meetings.

THE SEAL

133. The Directors shall provide for the safe custody of the Seal which shall only be used by the authority of the Board or of a committee of the Directors authorised by the Directors in that behalf, and any instrument to which the Seal shall be affixed shall be signed by two Directors or by one Director and the Secretary or by one Director and some other person appointed by the

Directors for the purpose: provided that the Directors may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the Seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares or debentures or representing any other form of security by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

134. The company may have: -

(a) for use for sealing certificates for shares or other securities issued by the Company and other documents creating or evidencing any such shares or other securities, an official seal which is a facsimile of the common seal with the addition on its face of the word "securities", and no signature of any director, officer or any other person and no mechanical reproduction thereof shall be required on any such certificate or other document and so that every such certificate or other document to which such official seal is affixed shall be valid and shall be deemed to have been sealed and executed with the authority of the Directors notwithstanding the absence of any such signature or mechanical reproduction as aforesaid; and

(b) an official seal for use abroad under the provisions of the Ordinance, where and as the Directors shall determine, and the Company may by writing under the Seal appoint any agent or agents or committee or committees abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on the use thereof as may be thought fit.

SECRETARY

135. The Directors shall appoint a Secretary for such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Ordinance or these Articles required or authorised to be done by the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by any officer of the Company authorised generally or specially in that behalf by the Board. In the event that the Secretary appointed is a corporation or other body, it may act and sign by the hand of any one or more of its Directors or officers duly authorised.

136. Any provision of the Ordinance or of these Articles requiring or authorising a thing to be done by a Director and the Secretary shall be not satisfied by its being done by the same person acting both as Director and as, or in place of, the Secretary.

RECORD DATES

137. Notwithstanding any other provision of these Articles, the Company or the Directors may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which such dividend distribution, allotment or issue is declared, paid or made.

DIVIDENDS AND RESERVES

138. Subject to the provisions of the Ordinance, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no such dividend shall exceed the amount recommended by the Directors.

139. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, and all dividends (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article no amount paid up on a share in advance of calls shall be treated as paid up on the share.

140. The Directors may retain any dividends or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts and liabilities in respect of which the lien exists. The Directors may deduct from any dividend payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

141. No dividend shall be payable except out of profits or reserves available for distribution, and no dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

142. Any dividend (including an interim dividend) may be declared and/ or paid in such currency or currencies as the meeting at which the dividend is declared shall determine. The Directors shall do all acts and things necessary or expedient to give effect to any such declaration including the conversion or reconversion of one or more currencies to another or others and, subject to these Articles, the procedure and provisions for payment as they think fit.

143. The Directors may, if they think fit, from time to time, declare and pay such interim dividends as appear to the Directors to be justified by the position of the Company. If at any time the share capital of the Company is divided into different classes the Directors may declare such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential or special rights in regard to

dividend, and provided that the Directors act bona fide they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also declare and pay at half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the position of the Company justifies the payment.

144. In respect of any dividend proposed to be paid or declared by the Directors or by the Company in general meeting, the Directors may further resolve either: -

(a) THAT such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid provided that shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(1) the basis of any such allotment shall be determined by the Directors;

(2) the Directors, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(3) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(4) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted and credited as fully paid to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise and apply out of any part of any of the Company's reserves (including any share premium and undivided profit) a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis;

or

(b) THAT shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:

(1) the basis of any such allotment shall be determined by the Directors;

(2) the Directors, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(3) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(4) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise and apply out of any part of any of the Company's reserves (including any share premium and undivided profit) a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the elected shares on such basis

and in either such case where the Directors shall resolve that part only of such dividend shall be subject to an election by the shareholders entitled thereto, the Directors may further resolve that the remaining part of such dividend not being subject to election as aforesaid shall be a separate dividend and in that event it shall be deemed to be a separate dividend for all purposes notwithstanding that it shall have originally been regarded as part of such dividend.

145. The shares allotted pursuant to the provisions of Article 144 shall rank respectively pari passu in all respects with shares then in issue save only as regards participation in: -

(a) the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(b) any other distributions or rights paid, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Directors of their proposal to apply the provisions of sub-clause (a) or (b) of Article 144 in relation to the relevant dividend or contemporaneously with their announcement of the distribution or rights in question, the Directions shall specify that the shares to be allotted pursuant to the provisions of Article 144 shall rank for participation in such distribution or rights.

146. The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation issue pursuant to the provisions of Article 144 with full power to the Directors to make such provisions as they think fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter into, on behalf of all members interested, an agreement with the Company providing for such capitalisation issue and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

147. The Company may upon the recommendation of the Directors by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of Article 144 a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

148. The Directors may on any occasion determine that rights of election and the allotment of shares under Article 144 shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

149. All dividends unclaimed for one year after having become payable may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed, and all dividends unclaimed for six years after having become payable may be forfeited by the Directors and shall revert to the Company. The payment into a separate account of any moneys payable in respect of a dividend shall not constitute the Company a trustee in respect thereof for any person.

150. Notice of any dividend declared shall be given to each member in manner in which notices of general meetings are given to the members.

151. Unless otherwise directed any dividend or other moneys payable in cash or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled thereto, or, in the case of joint holders, to the registered address of that one whose name stands first on the Register in respect of the joint holding, or addressed to such person at

such address as the holder or joint holders shall direct. Every cheque or warrant so sent shall be made payable to the person to whom it is sent. The Company shall not be liable or responsible for any cheque or warrant lost in transmission nor for any dividend or other moneys lost to the member or person entitled thereto by the forged endorsement of any cheque or warrant. Payment of the cheque or warrant by the banker on whom it is drawn shall be a good discharge to the Company.

152. Before recommending or determining a dividend the Directors may set aside any part of the net profits of the Company to one or more reserves, and may apply the same either by employing it in the business of the Company or by vesting it in such manner as they shall think fit and the income arising from such reserves shall be treated as part of the profits of the Company. Such reserves may be applied for the purpose of maintaining the property of the Company, replacing wasting assets, meeting contingencies, forming an insurance fund, equalising dividends, paying special dividends, or for any other purpose for which the undivided profits of the Company may lawfully be used, and until the same shall be so applied it shall be deemed to remain undivided profit. The Directors may also resolve to carry forward as undivided profit any profit or balance of profit which they shall not think fit to divide or to place to reserve.

153. The Directors may at any time and from time to time resolve that any reserves or undivided profit representing capital profits arising from the realization of any capital assets or any investments of the Company be distributed amongst the members on the footing that they receive the same as capital distributions in the proportions in which they would have been entitled to receive the same if it had been distributed in whole or in part by way of dividend.

154. Whenever the Directors or the Company in general meeting have resolved that a dividend or capital distribution be paid, made or declared, the Directors may further resolve that such dividend or capital distribution be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular any shares or securities of any other company, provided always that no distribution shall be made which would amount to a reduction of capital except in the manner provided by law. For the purpose of giving effect to any such distribution as aforesaid the Directors may settle any difficulty which may arise in regard to the distribution as they think fit, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any member in whole or in part upon the footing of the value so fixed and the Directors may vest any such specific assets or cash in trustees as may seem expedient to the Directors.

155. A transfer of shares shall not pass the right to any dividend, capitalisation issue or capital distribution declared, made or paid thereon prior to the date of the registration of the transfer.

CAPITALISATION OF RESERVES

156. The Company in general meeting may, upon the recommendation of the Directors, resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserves or of its profit and loss account or otherwise available for distribution (and not required for the payment or provision of the dividend on any shares with a preferential right to dividend) and accordingly that such amount be set free for distribution amongst the members or class of members, who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other obligations of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Article, any amount standing to the credit of share premium account or capital redemption reserve fund may only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares.

157. Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the reserves or profits or other amounts resolved to be capitalised thereby, and all allotments and issues of fully paid shares, debentures, or other obligations and generally shall do all acts and things required to give effect thereto.

158. Where any difficulty arises in regard to giving effect to any such resolution as aforesaid, the Directors may settle the same as they think fit, and in particular may issue fractional certificates, and may determine that cash payments shall be made to any members in lieu of fractional certificates or that fractions of such value as the Directors may determine may be disregarded in order to adjust the rights of all parties. The Directors may appoint any person to sign on behalf of the persons entitled to participate in such distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other obligations to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

159. If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply: -

    (a) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the

"Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the difference between the subscription price and the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up in full such difference in respect of such additional shares as and when the same are allotted;

(b) the Subscription Right Reserve will not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be) the relevant portion thereof in the event of a partial exercise of the subscription rights and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par,

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholder; and

(d) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Right Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Director shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account and capital redemption

reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment up and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Directors may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

160. Shares allotted pursuant to the provisions of Article 159 shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in Article 159 no fraction of any share shall be allotted on exercise of the subscription rights.

161. The provisions of Article 159 as to the establishment and maintenance of the Subscription Right Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating, the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

162. A certificate or report by the Auditors of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTS AND AUDITORS

163. The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place, and of the property, assets, credits and liabilities of the Company and all other matters required by the Ordinance or necessary to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Ordinance.

164. The books of account and records shall be kept at the Office or at such other place as the Directors think fit and shall always be open to the inspection of the Directors. The Directors shall from time to time determine whether and

to what extent, at what times and places and under what conditions or regulations, the books of account and records of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any book of account or record of the Company, except as conferred by the Ordinance or authorised by the Directors or by the Company in general meeting.

Special Resolution 12.05.2004

165. (a) The Board shall from time to time in accordance with the provisions of the Ordinance cause to be prepared and laid before the Company at its annual general meeting the relevant financial documents.

(b) The Company shall, subject to paragraph (c) below, send to every entitled person a copy of the relevant financial documents or (subject to compliance with applicable law) of the summary financial report, in each case not less than twenty-one days before the date of the general meeting before which the relevant financial documents shall be laid.

(c) Where, in accordance with applicable law, any entitled person (in this paragraph a "Consenting Person") has agreed or is deemed to have agreed to treat the publication of any relevant financial documents and/or any summary financial report (as the case may be) on a computer network (including the Company's website) or the publication or distribution of any relevant financial documents and/or any summary financial report (as the case may be) in any other manner, including by way of any other form of electronic communication, as discharging the Company's obligation under paragraph (b) to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on a computer network (including the Company's website) of the relevant financial documents and/or the summary financial report (as the case may be) not less than twenty-one days before the date of the relevant general meeting or the publication or distribution by the Company of the relevant financial documents and/or the summary financial report (as the case may be) in such other manner for such period or on or before such date as is permitted under applicable law shall, in relation to that Consenting Person, be deemed to discharge the Company's obligations under paragraph (b).

166. Auditors shall be appointed and their duties regulated in the manner provided by the Ordinance. Subject as otherwise provided by the Ordinance the remuneration of the Auditors shall be fixed by the Company in general meeting or in such manner as the Company in general meeting may determine.

NOTICES

Special Resolution 12.05.2004

167. Any notice or document to be given or issued by or on behalf of the Company to any entitled person under these Articles or any laws, rules or regulations (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing and may, subject to and to the extent permitted by and in accordance with applicable law, be served on or sent or delivered to any member or other entitled person by the Company:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the register (or in the case of any other entitled person, to such address as he may provide to the Company for that purpose);

(iii) by delivering it to or leaving it at such address as aforesaid;

(iv) by publishing it by way of advertisement in one or more newspapers;

(v) by sending it as an electronic communication to the entitled person concerned at such address as he may provide to the Company in writing for that purpose;

(vi) by publishing it on a computer network (including the Company's website); or

(vii) by any other means authorised in writing by the entitled person concerned.

168. A member shall be entitled to have notices served on him at any address within Hong Kong or elsewhere. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who has no registered address shall be deemed to have received any notice which shall have been displayed at the Office and shall have remained there for the period of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed.

Special Resolution 12.05.2004

169. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(a) if sent by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same was put in the post, and in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post with the postage prepaid (airmail if posted from Hong Kong to an address outside Hong Kong);

(b) if not sent by post but left by the Company at the registered address of a member or at the address (other than an address for the purposes of electronic communications) notified to the Company in accordance with these Articles by an entitled person not being a member, shall be deemed to have been served or delivered on the day it was so left;

(c) if sent as an electronic communication, shall be deemed to have been served on the day following that on which it was sent and proof that the address provided by the entitled person concerned to the Company in writing for the purposes of electronic communications was used for sending the electronic communication containing the notice or document shall be conclusive evidence that the notice or document was served or delivered; and

(d) if published on a computer network (including the Company's website), shall be deemed to have been served on the day on which the notice of such publication is served on or delivered to the entitled person concerned or where no notice of such publication is required by law to be served on or delivered to the entitled person concerned, the day on which the notice or document first appears on the computer network concerned; and

(e) if served, sent or delivered by any other means authorised in writing by the entitled person concerned, shall be deemed to have been served, received, or delivered when the Company has carried out the action it has been authorised to take for that purpose.

170. Any person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which, previously to his name and address being entered in the Register, shall have been duly given to the person from whom he derives his title to such share.

Special Resolution 12.05.2004

171. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 167 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

Special Resolution 12.05.2004

172. Any notice or document delivered or sent to any member in such manner as provided in Article 167, shall, notwithstanding such member be then deceased or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any shares held by such member, whether held solely or jointly with other persons by such member, until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his executors, administrators or assigns and all persons (if any) jointly interested with him in any such share.

173. Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid letter, envelope or wrapper, addressed to the Company or to such officer at the Office.

Special Resolution 12.05.2004

174. (a) The signature to any notice or document by the Company may be written, printed or, to the extent permitted by and in accordance with applicable law, made electronically.

(b) To the extent permitted by and in accordance with applicable law, any notice or document, including but not limited to the documents referred to in Article 165 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given by the Company in the English language only, in the Chinese language only or in both the English language and the Chinese language.

175. (Deleted by Special Resolution passed on 12th May 2004.)

176 In reckoning the period for any notice given under these Articles, the day on which notice is served or deemed to be served and the day for which such notice is given shall be excluded.

INFORMATION

177. No member (not being a Director) shall have any right to require information in respect of the Company's trading and other activities or any matter which is or may be in the nature of a trade secret or secret process relating to the conduct of the business of the Company, except as conferred by law or authorised by the Directors or by the Company in general meeting.

WINDING UP

178. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them respectively, but all subject to the rights of any shares which may be issued on special terms or conditions.

179. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Ordinance, divide among the members in specie or kind the whole or any part of the assets of the Company and whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the

like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.

180. In the event of a winding up of the Company every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding up of the Company may be served and, in default of such nomination, the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such member for all purposes, and where the liquidator makes any such appointment he shall with all convenient speed, give notice thereof to such member by advertising in the Hong Kong Government Gazette or by a registered letter sent through the post and addressed to such member at his address as appearing in the Register, and such notice shall be deemed to be served on the day on which the advertisement appears or the letter is posted.

INDEMNITY

181. Subject to the provisions of and so far as may be consistent with the Ordinance but without prejudice to any indemnity to which he may be otherwise entitled, every Director, Secretary or other officer and the Auditors of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution and/or discharge of his duties and/or the exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

